AgiiPlus Inc.

September 27, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Benjamin Holt
Isabel Rivera

Re:	AgiiPlus Inc.
Registration Statement on Form F-1, as amended
Initially Filed on September 16, 2022
File No. 333-267461

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AgiiPlus Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

AgiiPlus Inc.

By:	/s/ Jing Hu
	Name:	Jing Hu
	Title:	Chief Executive Officer